Exhibit 99.1

Dejour Enterprises Becomes Dejour Energy Inc.

Maintains North American Energy Focus

Denver, Colorado, March 24, 2011 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) announces that its Board of Directors has unanimously approved a resolution to change the Company’s name to Dejour Energy Inc.

At the opening of business on Monday, March 28, 2011, trading will continue in the common shares of the Company (TSX and NYSE-AMEX Symbol: DEJ) under the new name and new CUSIP number: 24486R 10 3.  There will be no change to the stock symbol.

CEO Robert Hodgkinson states, “Having spent the past two years carefully re-constructing the appropriate strategy to realize the inherent value of the Dejour North American property portfolio for all our shareholders, now is an opportune time to proceed as Dejour Energy Inc., properly branding both the entrepreneurial vision of the management team and the energy focus of our asset base.”

     About Dejour Energy, Inc.

Dejour is an independent oil and natural gas company operating multiple exploration and production projects in North America’s  Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE - AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Follow Dejour Energy’s latest developments on Facebook:
http://www.facebook.com/pages/Dejour-Energy-Inc/161301467259825.